                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 BENOI ROAD, LEVEL 3A
                          SIGMA CABLE HIGH TECH COMPLEX
                                SINGAPORE 629909
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]                          Form 40-F [_]

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes [_]                                No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                       1

    Attached hereto as exhibit 99.1 is a press release issued by the registrant on July 29, 2005.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ASIA PACIFIC WIRE & CABLE
                                  CORPORATION LIMITED

Dated: July 29, 2005               By: /s/ Yuan Chung-Tang
                                       ----------------------
                                   Name: Yuan Chung-Tang
                                   Title: Chairman and Chief Executive Officer

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                                  EXHIBIT LIST

Exhibit       Description
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99.1          Press release issued by the registrant on July 29, 2005.

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